INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(b) AND (c)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No. ______________)*

                                Q.E.P. CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74727K10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO. 74727K10                  13G                       PAGE 2 OF 7 PAGES


-------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         LEWIS GOULD, INDIVIDUALLY AND AS TRUSTEE OF A
         VOTING TRUST
-------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (a) |X|
         (SEE Instructions)                               (b) |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         USA
-------------------------------------------------------------------------------
                                  5      Sole Voting Power
          NUMBER OF                      1,344,000
           SHARES                 ---------------------------------------------
        BENEFICIALLY              6      Shared Voting Power
          OWNED BY                       NONE
            EACH                  ---------------------------------------------
          REPORTING               7      Sole Dispositive Power
           PERSON                        913,848
            WITH                  ---------------------------------------------
                                  8      Shared Dispositive Power
                                         430,152
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,344,000
-------------------------------------------------------------------------------

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (SEE Instructions)
-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         50.6%
-------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         IN
-------------------------------------------------------------------------------

CUSIP NO. 74727K10                  13G                        PAGE 3 OF 7 PAGES


-------------------------------------------------------------------------------

1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         SUSAN J. GOULD
-------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (a) |X|
         (SEE Instructions)                               (b) |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         USA
-------------------------------------------------------------------------------
                                  5      Sole Voting Power
          NUMBER OF                      NONE
           SHARES                 ---------------------------------------------
        BENEFICIALLY              6      Shared Voting Power
          OWNED BY                       NONE
            EACH                  ---------------------------------------------
          REPORTING               7      Sole Dispositive Power
           PERSON                        NONE
            WITH                  ---------------------------------------------
                                  8      Shared Dispositive Power
                                         430,152
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         430,152
-------------------------------------------------------------------------------

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (SEE Instructions)
-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         16.2%
-------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         IN
-------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                  Q.E.P. Co., Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1081 Holland Drive
                  Boca Raton, FL  33487

Item 2.

         (a)      Name of Persons Filing:

                  Lewis Gould, individually and as Trustee, and Susan J. Gould

         (b)      Address of Principal Business Office or if None, Residence:

                  1081 Holland Drive
                  Boca Raton, FL  33487

         (c)      Citizenship:

                  USA for all Reporting Persons

         (d)      Title of Class of Securities:

                  Common Stock, par value $.001

         (e)      Cusip Number:

                  74727K10

Item 3.

         N/A

Item 4.  Ownership

         (1)(a)   Amount Beneficially Owned by Lewis Gould,
                  individually and as Trustee:                        1,344,000

                  Represents (1) 897,848 shares held of record and options to purchase 16,000 shares by Lewis Gould, individually; and (2) 414,152 shares held of record and options to purchase 16,000 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould.

         (1)(b)   Percent of Class: 50.6%

         (1)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           1,344,000

                  (ii)     Shared power to vote or to direct the vote:

                           None

                                Page 4 of 7 Pages

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  913,848

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   430,152

         (2)(a)   Amount Beneficially Owned by Susan J. Gould:         430,152

                  Represents 414,152 shares held of record and options to purchase 16,000 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould pursuant to a Voting Trust Agreement which may be automatically terminated in certain events.

         (2)(b)   Percent of Class: 16.2%

         (2)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           None

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  None

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   430,152

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  None

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  Lewis Gould
                  Susan J. Gould

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10. Certification

                  N/A



                                Page 5 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1998

                                                /s/ Lewis Gould
                                                --------------------------------
                                                Lewis Gould, individually and as
                                                Trustee of a Voting Trust


                                                /s/ Susan J. Gould
                                                --------------------------------
                                                Susan J. Gould




                                Page 6 of 7 Pages

                                    EXHIBITS

Exhibit A         Joint Filing Statement

Exhibit B         Power of Attorney

Exhibit C         Voting Trust Agreement*


* To be filed by amendment

                                Page 7 of 7 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 12th day of February, 1998.

                                        /s/ Lewis Gould
                                        ----------------------------------------
                                        Lewis Gould, individually and as Trustee
                                        of a Voting Trust dated August 2, 1996

                                        /s/ Susan J. Gould
                                        ----------------------------------------
                                        Susan J. Gould

                                    EXHIBIT B

STATE OF FLORIDA                      )
COUNTY OF PALM BEACH                  )


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that the undersigned has made, constituted and appointed, and by these presents does make, constitute and appoint Lewis Gould, my true and lawful attorney-in-fact, for me and in my name, place and stead to sign my name in my capacity to any and all Schedule 13Gs and any and all amendments thereto which I am required to file, to file such instruments with the Securities and Exchange Commission and any other appropriate regulatory agency and to deliver such instruments to Q.E.P. Co., Inc., the Nasdaq Stock Market, Inc. and any other appropriate regulatory agency.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my seal, this 12th day of February, 1998.


                                        /s/ Susan J. Gould
                                        ----------------------
                                            Susan J. Gould


Signed, Sealed and delivered in
the presence of:

/s/ Paula B. Siegel
--------------------------------
Notary Public
(Apply Notary Seal Below)